AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 29, 2021

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act Of 1934

Eaton Vance Senior Floating-Rate Trust

(Name of Subject Company (Issuer))

Eaton Vance Senior Floating-Rate Trust

(Name of Filing Person (Issuer))

Common Shares of Beneficial Interest, $.01 par value

(Title of Class of Securities)

27828Q105

(CUSIP Number of Class of Securities)

Deidre E. Walsh

Eaton Vance Management

Two International Place

Boston, Massachusetts 02110

(617) 672-8579

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Calculation of Filing Fee
Transaction Valuation	Amount Of Filing Fee
$261,578,811.42(a)	$28,538.25(b)

(a)	Estimated for purposes of calculating the amount of the filing fee only. Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the Transactional Value was calculated by multiplying 18,424,157 shares in the offer (50% of the total number of common shares outstanding) by $14.1976 (99% of the net asset value per share of $14.3410 as of the close of regular trading on the New York Stock Exchange on June 23, 2021).

(b)	Calculated at $109.10 per $1,000,000 of the Transaction Valuation.

[_]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form of Registration No.: Not Applicable	Date Filed: Not Applicable

[_]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]	third party tender offer subject to Rule 14d-1.
[x]	issuer tender offer subject to Rule 13e-4.
[_]	going-private transaction subject to Rule 13e-3.

[_]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

Items 1 through 9 and Item 11.

This Tender Offer Statement on Schedule TO is filed by Eaton Vance Senior Floating-Rate Trust, a Massachusetts business trust (the “Fund”). This Schedule TO relates to the Fund’s offer to purchase for cash up to 50% or 18,424,157 shares of its outstanding common shares, 0.01 par value (the “Common Shares”), upon the terms and subject to the conditions set forth in the Fund’s Offer to Purchase dated June 29, 2021 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase constitute the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The price to be paid for the Common Shares is an amount per share, net to the seller in cash, equal to 99% of the net asset value per share as of the Expiration Date (as defined in the Offer) or such later date to which the Offer is extended. The information set forth in the Offer is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

Item 10.

Not applicable.

Item 12. Exhibits.

Exhibit No.	Document
(a)(1)(i)	Offer to Purchase dated June 29, 2021.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Letter to Clients for us by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Notice of Withdrawal.
(a)(5)(i)	Press Release issued on June 29, 2021.
(b)(i)	Form of Amended and Restated Credit Agreement between Eaton Vance Senior Floating-Rate Trust, State Street Bank and Trust Company and Other Lending Institutions.
(d)(i)	Standstill Agreement dated May 12, 2021.

Item 13.

Not applicable.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Eaton Vance Senior Floating-Rate Trust

By: /s/ Eric A. Stein

Name:       Eric A. Stein

Title:       President

Dated as of June 29, 2021